Filed by GigCapital2, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-38924

Subject Companies: UpHealth Holdings, Inc. and Cloudbreak Health, LLC

CLOUDBREAK 2020 YEAR IN REVIEW:

THE ACCELERATION OF DIGITAL HEALTH AND SETTING THE STAGE FOR 2021 GROWTH

LOS ANGELES, California and COLUMBUS, Ohio – January 12, 2021 – Cloudbreak Health, LLC (“Cloudbreak” or the “Company”), an industry-leading provider of unified telehealth and video remote interpretation, reported significant usage growth and milestone achievements in 2020, expedited by the need for innovative telehealth solutions during the COVID-19 pandemic and the increased use of digital healthcare solutions.

“The fundamentals driving telehealth have been building for quite a while. Broadband and smartphone penetration and adoption in clinical environments have all grown strongly over the last few years, but COVID-19 was the litmus test proving the immense benefits of telehealth for the consumer,” said Jamey Edwards, CEO of pioneer telehealth and language access company, Cloudbreak. “Cloudbreak’s telehealth platform helped to resolve health disparities and ensure health equity for the rapidly expanding base of patients using digital health tools throughout 2020 both inside and outside of the hospital.”

Cloudbreak’s 2020 milestones include:

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Q1 2020 Investment – Entering into 2020, Cloudbreak secured a $10 million investment from Columbia Partners Private Capital (“Columbia”) to fuel growth and product innovation and allow the Company to further scale its telehealth footprint.

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Industry Recognition – Cloudbreak earned several top industry honors, including being named to the prestigious Entrepreneur 360 list of top entrepreneurial companies in the nation, receiving the 2020 Global Excellence Award, recognized on Becker’s list of 260+ Telehealth Companies to Know and named Medtech Breakthrough’s Best Overall MedTech Company.

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New Customer Growth – During the COVID-19 pandemic, the need to accelerate healthcare’s digital transformation led to new partnerships with the Yale New Haven Health System and University of California Health, which includes University of California San Diego (UCSD), University of California Davis (UCDavis), University of California San Francisco (UCSF) and University of California Riverside (UCR).

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Increased Patient Interactions – Cloudbreak’s innovative, secure platform performed more than 100,000 encounters per month on over 14,000 video endpoints in 1,800 plus healthcare venues nationwide. Cloudbreak surpassed more than 1.6 million minutes of telemedicine consultation monthly, simplifying how providers care for patients, putting a full care continuum at their fingertips 24/7. 2020 will prove to be the largest in the Company’s history for minute usage with Q4 being the largest for usage in the Company’s history.

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Integration Announcements – Cloudbreak completed several partner integrations to enable customers to leverage existing investments and make language access service available across multiple solutions. Cloudbreak developed integrations with electronic medical records like Epic, video systems like Zoom, Blue Jeans and WebEx, patient engagement platforms like Oneview Healthcare, and telehealth solutions like Caregility and Extended Care.

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Overall Growth in Telemedicine – Sponsored by telehealth providers Cloudbreak, Caregility and Oneview Healthcare, the Healthcare Information and Management Systems Society (HIMSS) published a telehealth white paper addressing the dramatic 50 to 175x growth in telehealth during the nation’s COVID-19 response. The report, which includes research from McKinsey, demonstrated that while COVID-19 drove the surge this year, 76% of customers surveyed are likely to use telehealth in the future and 74% reported high satisfaction. The data shows that telehealth is filling a critical gap in care that will create the opportunity to take the industry from $3 billion in 2019 to up to $250 billion of current U.S. healthcare spend potentially being virtualized.

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Growing the Future of Telemedicine - In November 2020, Cloudbreak entered into a business combination agreement with GigCapital2, Inc. (“GigCapital2”) (NYSE: GIX), a Technology, Media and Telecom (TMT) Private-to-Public Equity (PPE)™ corporation, to combine with it and UpHealth Holdings, Inc. (“UpHealth”), one of the largest national and international digital healthcare providers, to form a combined entity that will create one of the only profitable, publicly-traded, comprehensive global digital healthcare companies. Following the closing of the combinations with GigCapital2 and UpHealth, Cloudbreak will serve as the U.S. division of the Global Telehealth Platform of UpHealth and, along with an international division being acquired by UpHealth, is anticipated to grow combined pro forma revenues by an additional $46 million in 2021 as compared to 2020.

“Heading into 2021, Cloudbreak continues on its mission to humanize healthcare. Reducing physician burnout, helping patients tell their stories and increasing overall access to healthcare and interpretation services remains core,” Edwards noted. “Moving forward, we expect to see an accelerated adoption curve and increased utilization of technology in all avenues of healthcare services. The new or next normal includes telehealth as a digital front door and as an integrated part a broader continuum of care allowing providers to find more meaning in their work and meet patients where they are, whenever they are needed.”

About Cloudbreak:

Cloudbreak (www.cloudbreak.us) revolutionized patient and provider communication with the introduction of video remote interpreting (VRI), establishing Cloudbreak as a pioneer in telehealth technology. Cloudbreak continues to innovate with Cloudbreak Telehealth Solutions, including telepsychiatry, telestroke, tele-quarantine, remote patient monitoring and other specialties. Committed to overcoming healthcare disparities and bringing language access to the point of care, Cloudbreak seamlessly integrates their language access solution, Martti, into a host of platforms, including Epic, Zoom, and Caregility. Performing more than 1.6 million minutes of telemedicine consultation each month in 2020 on over 14,000 video endpoints at 1,800+ healthcare locations nationwide, Cloudbreak Telehealth simplifies how providers care for patients, putting a full care continuum at their fingertips 24/7. Follow Cloudbreak on Twitter @cloudbreakhlth or the hashtag #HumanizeHealthcare.

About UpHealth:

UpHealth is a global comprehensive digital health technology and tech-enabled services platform (the “Platform”) that empowers providers, health systems and payors globally to manage care for people with complex medical, behavioral and social needs, while dramatically improving access to primary care. UpHealth owns Thrasys and BHS and almost half of Glocal, with its acquisition of all or almost all of the remaining half pending Indian regulatory approval expected prior to the closing of the combination with GigCapital2. Following the combination, including with Cloudbreak, UpHealth will be comprised of four service lines that have been strategically selected to deliver patient and provider-centric digital health technologies across the continuum of care and provide a full complement of services for managing the most challenging chronic conditions. The Platform improves patient access to timely and personalized digital care by delivering a complete set of care management tools, remote monitoring applications, full-service ePharmacy delivery, behavioral health solutions, and tech-enabled primary care. UpHealth is building its services to provide a digital marketplace of healthcare services. Following the combination, UpHealth will have offices in Delray Beach, Salt Lake City, San Francisco, Los Angeles, Columbus, and Kolkata.

For more information, visit www.UpHealthInc.com.

About GigCapital Global and GigCapital2, Inc.:

GigCapital Global (“GigCapital”) is a Private-to-Public Equity (PPE)™ technology, media, and telecommunications (TMT) focused investment group led by an affiliated team of technology industry corporate executives and entrepreneurs, and TMT operational and strategic experts in the private and public markets, including substantial, success-proven M&A and IPO activities. The group deploys a unique Mentor-Investors™ methodology to partner with exceptional TMT companies, managed by dedicated and experienced entrepreneurs. The GigCapital Private-to-Public Equity (PPE) companies (also known as blank check companies or Special Purpose Acquisition Companies (SPACs)) offer financial, operational and executive mentoring to U.S. and overseas private, and non-U.S. public companies, in order to accelerate their path from inception and as a privately-held entity into the growth-stage as a publicly traded company in the U.S. The partnership of GigCapital with these companies continues through an organic and roll-up strategy growth post the transition to a public company. GigCapital was launched in 2017 with the vision of becoming the lead franchise in incepting and developing TMT Private-to-Public Equity (PPE) companies. For more information, visit www.gigcapitalglobal.com or https://www.gigcapital2.com/.

GigCapital2, Inc. (NYSE: GIX, GIX.U, GIX.RT, and GIX.WS), is one of GigCapital’s Private-to-Public Equity (PPE) companies.

“Private-to-Public Equity (PPE)” and “Mentor-Investor” are trademarks of GigFounders, LLC, an affiliate GigCapital and GigCapital2, and is used pursuant to agreement.

For more information, visit www.gigcapitalglobal.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our or our management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future, including possible business combinations, revenue growth and financial performance, product expansion and services. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this press release are based on our current expectations and beliefs made by the management of GigCapital2, UpHealth and/or Cloudbreak in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on UpHealth , Cloudbreak and GigCapital2 as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting UpHealth, Cloudbreak or GigCapital2 will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including that the GigCapital2 stockholders will approve the transaction, regulatory approvals, the ability of the post-combination company to meet the NYSE listing standards, product and service acceptance, and that UpHealth will have sufficient capital upon the approval of the transaction to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of GigCapital2’s filings with the SEC, and in GigCapital2’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to GigCapital2, UpHealth and/or Cloudbreak as of the date hereof, and GigCapital2, UpHealth and/or Cloudbreak assumes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Additional Information and Where to Find It

In connection with the proposed business combinations, GigCapital2 intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of GigCapital2, and after the registration statement is declared effective, GigCapital2 will mail a definitive proxy statement/prospectus relating to the proposed business combinations to its stockholders. This press release does not contain all the information that should be considered concerning the proposed business combinations and is not intended to form the basis of any investment decision or any other decision in respect of the business combinations. Additional information about the proposed business combinations and related transactions will be described in GigCapital2’s Current Report on Form 8-K and combined proxy statement/prospectus relating to the proposed business combinations and the respective businesses of GigCapital2 and UpHealth and Cloudbreak, which GigCapital2 will file with the SEC. The proposed business combinations and related transactions will be submitted to stockholders of GigCapital2 for their consideration. GigCapital2’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with GigCapital2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combinations and related transactions, because these materials will contain important information about UpHealth , Cloudbreak, GigCapital2 and the proposed business combinations and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combinations will be mailed to stockholders of GigCapital2 as of a record date to be established for voting on the proposed business combinations and related transactions.

Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by GigCapital2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital2, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

UpHealth, Cloudbreak, GigCapital2 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital2’s stockholders in respect of the proposed business combinations and related transactions. Information regarding GigCapital2’s directors and executive officers is available in its Form 10-K filed with the SEC on March 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combinations and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Contact:

Tiffany Rodriguez

trodriguez@olmsteadwilliams.com

310.824.9000

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Additional Information and Where to Find It

In connection with the proposed business combinations, GigCapital2 intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of GigCapital2, and after the registration statement is declared effective, GigCapital2 will mail a definitive proxy statement/prospectus relating to the proposed business combinations to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combinations and is not intended to form the basis of any investment decision or any other decision in respect of the business combinations. Additional information about the proposed business combinations and related transactions will be described in GigCapital2’s Current Report on Form 8-K and combined proxy statement/prospectus relating to the proposed business combinations and the respective businesses of GigCapital2 and UpHealth and Cloudbreak, which GigCapital2 will file with the SEC. The proposed business combinations and related transactions will be submitted to stockholders of GigCapital2 for their consideration. GigCapital2’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with GigCapital2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combinations and related transactions, because these materials will contain important information about UpHealth, Cloudbreak, GigCapital2 and the proposed business combinations and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combinations will be mailed to stockholders of GigCapital2 as of a record date to be established for voting on the proposed business combinations and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by GigCapital2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital2, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

UpHealth, Cloudbreak, GigCapital2 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital2’s stockholders in respect of the proposed business combinations and related transactions. Information regarding GigCapital2’s directors and executive officers is available in its Form 10-K filed with the SEC on March 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combinations and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.